EXHIBIT 21

Stock Yards Bancorp, Inc.

Subsidiaries of the Registrant

As of December 31, 2023

Name of Subsidiary	Jurisdiction of Incorporation	Business Name of Subsidiary

Stock Yards Bank & Trust Company	Kentucky	Stock Yards Bank & Trust Company

Commonwealth Statutory Trust III	Delaware	Commonwealth Statutory Trust III

Commonwealth Statutory Trust IV	Delaware	Commonwealth Statutory Trust IV

Commonwealth Statutory Trust V	Delaware	Commonwealth Statutory Trust V